GIA Investments Corp
4790 Caughlin Pkwy, Suite 387
Reno, NV 89519
775-851-7397 or 775-201-8331 fax

April 11, 2011

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Anne Nguyen Parker
100 F Street, N.E.
Washington, DC 20549

Re: GIA Investments Corp
Registration statement on Form S-1A4
File No: 333-169955

Enclosed is our response to your comments of April 11, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.   We have amended our Registration Statement to include the appropriate financial statements pursuant to Rule 8-08 of Regulation S-X.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to jsmith@howtogopublic.net.

Sincerely;

/s/ Heer Hsiao
Heer Hsiao
President

General

1.           We note your response to comment 1 from our letter dated March 7, 2011, which contains, among other things, a statement from you that you have no plans or intentions to be acquired or to merge with an operating company, to enter into a change of control or similar transaction, or to change management. Please provide a similar representation in your prospectus filed with the Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

We have no plans or intentions to be acquired or to merge with an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management.